                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              --------------------
                                  SCHEDULE 13D
                              --------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                          INTERNATIONAL COMPUTEX, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  459337 10 1
                                 (CUSIP Number)

                                 Henry B. Levi
                           Gambrell & Stolz, L.L.P.
                          Suite 4300, SunTrust Plaza
                          303 Peachtree Street, N.E.
                            Atlanta, Georgia 30308
                            Telephone: 404/577-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 10, 1999
             -----------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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     This Amendment No. 1 amends and supplements the Statement on Schedule 13D
(the "Original Statement") filed by Haim Emil Dahan ("Dahan"), Michael Jeffrey Galvin ("Galvin") and Patricia Tuxbury Salem ("Salem") with the United States Securities and Exchange Commission on February 6, 1998, with respect to the Common Stock, $.001 par value (the "Common Stock") of International CompuTex, Inc., a Georgia corporation (the "Issuer"). Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

     Item 1 is hereby amended to read as follows:

ITEM 1    SECURITY AND ISSUER

          Title of class of securities: Common Stock, par value $.001 per share,
          ----------------------------
          of International CompuTex, Inc. ("Common Stock")

          Name and Address of the principal executives officers of issuer:
          ---------------------------------------------------------------
               Haim E. Dahan, Chief Executive Officer and President
               5500 Interstate North Parkway, Suite 507
               Atlanta, Georgia 30328-4662

               Ralph E. Walter, Chief Financial Officer
               5500 Interstate North Parkway, Suite 507
               Atlanta, Georgia 30328-4662

     Item 2 is hereby amended to read as follows to reflect a change of address in part (c):

ITEM 2    IDENTITY AND BACKGROUND
          The following individuals are filing this statement as a group, as they may be deemed to beneficially own their shares of Common Stock as a group:

   (a)    Dahan
          -----
          (i)   Name:               Haim Emil Dahan
          (ii)  Business Address:   International CompuTex, Inc.
                                    5500 Interstate North Parkway, Suite 507
                                    Atlanta, Georgia 30328-4662
          (iii) Principal Occupation or Employment: Chief Executive Officer of International CompuTex, Inc.
          (iv)  Criminal Convictions: None
          (v)   Special Civil Proceedings: None
          (vi)  Citizenship: Israel


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   (b)    Galvin
          ------
          (i)   Name:             Michael Jeffrey Galvin
          (ii)  Business Address: International CompuTex, Inc.
                                  5500 Interstate North Parkway, Suite 507
                                  Atlanta, Georgia 30328-4662
          (iii) Principal Occupation or Employment: Vice President of Research and Development of International CompuTex, Inc.
          (iv)  Criminal Convictions: None
          (v)   Special Civil Proceedings: None
          (vi)  Citizenship: United States of America

   (c)    Salem
          -----
          (i)   Name:             Patricia Tuxbury Salem
          (ii)  Business Address: International CompuTex, Inc.
                                  5500 Interstate North Parkway, Suite 507
                                  Atlanta, Georgia 30328-4662
          (iii) Principal Occupation or Employment: Manager, Product Data Management Services of International CompuTex, Inc.
          (iv)  Criminal Convictions: None
          (v)   Special Civil Proceedings: None
          (vi)  Citizenship: United States of America

  Item 4 is hereby amended to read as follows:

ITEM 4 PURPOSE OF TRANSACTION

     Dahan, Galvin and Salem each acquired all of their individual shares of Common Stock at the time of the organization of the issuer in 1991. Except as discussed in Item 6(c), none of these individuals has any plans or proposals that relate to or would result in any of the results or events described in subitems (i) through (j) of this Item.

  Item 6 is hereby amended to read as follows, adding part (c):

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  (a) Dahan, Galvin and Salem, in connection with financing obtained by the issuer prior to its initial public offering, granted warrants to purchase an aggregate of 111,320 of their shares of Common Stock, including 77,736, 18,291 and 15,243 shares, respectively, to seventeen unrelated individuals, none of whom individually have the right to acquire more than 7,500 of such shares. The exercise price of such warrants

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      is $5.70 per share. The warrants expire on January 17, 2000. None of such warrants have been exercised. Dahan, Galvin and Salem have no personal knowledge as to whether any of such individuals own shares of Common Stock.

  (b) Dahan holds, for a two-year period commencing on February 2, 1998, the right to vote the 300,000 shares of Common Stock of Thybo, which were acquired by Thybo on that date. The granting of such voting rights was negotiated by Thybo and the issuer and was a condition to the sale of such shares to Thybo by the issuer. Dahan has full power to vote such shares in his sole discretion.

  (c) On January 10, 1999, Information Handling Services Inc., a Delaware corporation and an affiliate of Thybo ("IHS"), entered into a Formation Agreement (the "Formation Agreement") with Dahan and certain other shareholders of the Issuer (collectively, the "Founders"). Thybo has informed Dahan, Galvin and Salem that it intends to transfer the Common Stock held by Thybo (the "Thybo Shares") to IHS prior to the consummation of transactions contemplated by the Formation Agreement.

      Pursuant to the Formation Agreement, IHS has agreed, upon the terms and subject to the conditions set forth in the Formation Agreement, to contribute to IHS Itemquest Holdings Inc., a Delaware corporation and a wholly owned subsidiary of IHS ("Holdings"), (i) certain assets and liabilities related to the CAPSXpert product lines of IHS, (ii) the Thybo Shares received from Thybo and (iii) cash in exchange for 7,989,877 shares of common stock, par value $0.001 per share, of Holdings (the "Holdings Common Stock"). In addition, the Founders have agreed, upon the terms and subject to the conditions set forth in the Formation Agreement, to contribute to Holdings 1,566,153 shares of Common Stock (representing, for each Founder, approximately 74% of the shares of Common Stock owned by such Founder) in exchange for 1,566,153 shares of Holdings Common Stock. Following these contributions and exchanges (the "Formation Transaction"), and upon the terms and subject to the conditions set forth in a Merger Agreement to be entered into among IHS, Holdings, a wholly owned subsidiary of Holdings ("Merger Sub") and the Issuer (the "Merger Agreement"), each outstanding share of Common Stock (other than shares of Common Stock held by Holdings or shareholders who exercise dissenters' rights) will be converted into the right to receive $9.50 in cash in a merger (the "Merger") of Merger Sub with and into the Issuer such that the Issuer will be the surviving corporation (the "Surviving Corporation") in the Merger. As a result of the Formation Transaction and the Merger, (i) IHS will own 83.611% of the outstanding shares of Holdings Common Stock and the Founders will collectively own 16.389% of the outstanding shares of Holdings Common Stock and (ii) the Issuer, as the Surviving Corporation, will be a wholly owned subsidiary of Holdings.

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      The Founders have agreed, pursuant to the Formation Agreement, to refrain from (i) directly or indirectly, soliciting, initiating or encouraging the submission of (A) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Issuer, (B) any proposal for the issuance by the Issuer of a material amount of its equity securities as consideration for the assets or securities of another entity or (C) any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in, any voting securities of, or a substantial portion of the assets of, the Issuer, other than as contemplated by the Formation Agreement and the Merger Agreement (any such proposal, a "Takeover Proposal"), (ii) entering into any agreement with respect to any Takeover Proposal or (iii) directly or indirectly, participating in any discussions or negotiations regarding, or furnishing to any person or entity any information with respect to, or taking any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. In addition, the Founders have agreed to refrain from
      (i) withdrawing or modifying, or proposing to withdraw or modify, in a manner adverse to IHS, the approval or recommendation by the Issuer of the Merger Agreement, (ii) approving any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Takeover Proposal or (iii) approving or recommending, or proposing to approve or recommend, any Takeover Proposal.

      The Founders have also agreed, pursuant to the Formation Agreement, to, within five business days after receipt thereof, advise IHS orally and in writing of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal, and the identity of the person or entity making any such Takeover Proposal or inquiry (including any change to the material terms of any such Takeover Proposal or inquiry). In addition, the Founders have agreed to (i) keep IHS fully informed of the status (including any change to the details) of any Takeover Proposal or inquiry and (ii) provide to IHS as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Founders or the Issuer from any third party in connection with any Takeover Proposal or sent or provided by the Founders or the Issuer to any third party in connection with any Takeover Proposal.

      Each Founder has agreed, pursuant to the Formation Agreement, that, unless the Formation Agreement shall have been earlier terminated in accordance with its terms, at any meeting of the shareholders of the Issuer for the purpose of obtaining the affirmative vote of holders of shares of Common Stock representing a majority of the votes entitled to be cast by holders of the outstanding shares of Common Stock, voting as a single class (the "Shareholders' Approval"), with respect to the Merger Agreement or the Merger, or in any other circumstances upon which a vote, consent or other

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      approval (including by written consent) with respect to the Merger
      Agreement or the Merger is sought, such Founder will, including by executing a written consent, vote (or cause to be voted) all shares of Common Stock such Founder is entitled to vote in favor of granting the Shareholders' Approval.

      Each Founder has also agreed, pursuant to the Formation Agreement, that, at any meeting of the shareholders of the Issuer, at any adjournment thereof, and in any other circumstances upon which the vote, consent or other approval of the Founders is sought, such Founder will vote (or cause to be voted) all shares of Common Stock such Founder is entitled to vote against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) any Takeover Proposal and (iii) any amendment of the Restated Articles of Incorporation of the Issuer, the By-laws of Issuer or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of Common Stock. In addition, each Founder has agreed to refrain from committing or agreeing to take any action inconsistent with the foregoing.

      The consummation of the Formation Transaction and the consummation of the Merger are subject to the satisfaction or waiver of certain conditions, including: (i) the Merger Agreement and the Merger being approved by the affirmative vote of holders of shares of Common Stock representing a majority of the votes entitled to be cast by holders of Common Stock, voting as a single class, (ii) the Issuer having entered into agreements with employees (and certain former employees) of the Issuer who hold options to purchase shares of Common Stock and certain directors of the Issuer who hold options to purchase shares of Common Stock to amend the agreements evidencing such options to provide that, upon the effectiveness of the Merger, such employees (but not former employees) and directors will receive, for each option held by such employee or director, and such former employees will receive, for each option held by such former employee that was vested on the date on which the employment of such former employee was terminated, an amount in cash equal to (A) the excess, if any, of (1) the consideration paid in the Merger in respect of each outstanding share of Common Stock over (2) the exercise price per share of Common Stock subject to such option multiplied by (B) the number of shares of Common Stock subject to such option, (iii) the Issuer having entered into an employment agreement with each of Dahan, Galvin and Tuxbury Salem,
      (iv) IHS and Holdings having entered into a services agreement pursuant to which IHS will provide certain services to Holdings in respect of the CAPSXpert product lines of IHS, (v) Holdings and the Founders having entered into a stockholders' agreement relating to the transfer and sale of shares of

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      Holdings Common Stock, the members of the Board of Directors of Holdings and certain other matters and (vi) certain other conditions that are customary in transactions similar to the Formation Transaction and the Merger.

      A copy of the Formation Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. The description of the terms of the Formation Agreement set forth herein is qualified in its entirety by reference to the Formation Agreement.

      A copy of the form of Merger Agreement is included as Exhibit C to the Formation Agreement and is incorporated herein by reference. The description of the terms of the Merger Agreement set forth herein is qualified in its entirety by reference to the form of Merger Agreement.

      As a result of the Formation Transaction and the Merger, (i) IHS will own 83.611% of the outstanding shares of Holdings Common Stock and the Founders will collectively own 16.389% of the outstanding shares of Holdings Common Stock and (ii) the Issuer, as the Surviving Corporation, will be a wholly owned subsidiary of Holdings.

      Pursuant to the Merger Agreement, Dahan will become a director of the Surviving Corporation. Other than Dahan, the directors of Merger Sub immediately prior to the consummation of the Merger, which directors will be elected by Holdings, will become the directors of the Surviving Corporation. In addition, Dahan will become the President and Chief Technology Officer of the Surviving Corporation, and Galvin and Salem will become vice presidents, but not directors, of the Surviving Corporation. Other than Dahan, Galvin and Salem, the officers of Merger Sub immediately prior to the consummation of the Merger, which officers will be appointed by the directors of Merger Sub, will become the officers of the Surviving Corporation.

      Pursuant to the Merger Agreement, the Restated Articles of Incorporation of the Issuer will be amended to provide that the Issuer will have authority to issue not more than 110,000,000 shares of Common Stock, and, as so amended, such Restated Articles of Incorporation will be the articles of incorporation of the Surviving Corporation. In addition, the By-laws of Merger Sub will become the By-laws of the Surviving Corporation.

      Upon consummation of the Merger, the Surviving Corporation will have an authorized capital stock of 110,000,000 shares of common stock, par value $0.001 per share, of which 100,000,000 shares (which shares will constitute all the issued and outstanding shares of common stock of the Surviving Corporation) will be owned by Holdings.

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      The capitalization and dividend policy of the Surviving Corporation will be determined by the directors of the Surviving Corporation.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

   1. The form of warrant, filed as Exhibit 6.6 to the Registration Statement of International CompuTex, Inc. on Form 10-SB, is hereby incorporated herein by this reference, relating to the warrants described in Item 6(a) of this Schedule.*

   2. The Common Stock Purchase Agreement dated as of January 29, 1998 between Thybo and the issuer, relating to Item 6(b) of this Schedule.*

   3. Formation Agreement dated January 10, 1999 among Information Handling Services, Inc., Haim E. Dahan, Michael J. Galvin, Patricia Tuxbury Salem, Peter W. Jeng and James L. McAlarney, III.

---------------------
* Previously filed.


                                  SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:

January 15, 1999                       /s/ Haim E. Dahan
                                       --------------------------
                                       Haim E. Dahan


January 15, 1999                       /s/ Michael J Galvin
                                       --------------------------
                                       Michael J. Galvin


January 15, 1999                       /s/ Patricia Tuxbury Salem
                                       --------------------------
                                       Patricia Tuxbury Salem

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                               INDEX TO EXHIBITS


Exhibit No.    Description                                         Page
-----------    -----------                                         ----
     3         Formation Agreement dated as of
               January 10, 1999, among Information
               Handling Services Inc., Haim E. Dahan,
               Michael J. Galvin, Patricia Tuxbury Salem and certain other Shareholders of
               International CompuTex, Inc. identified
               therein.

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